

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 5015

Via E-mail
James J. Noble
Chief Executive Officer
Adaptimmune Therapeutics Limited
91 Park Drive, Milton Park
Abingdon, Oxfordshire, OX14 4RY
United Kingdom

> **Re: Adaptimmune Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted on February 5, 2015**
> **CIK No.: 0001621227**

Dear Mr. Noble:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please revise your disclosure to explain the meaning or significance of the following terms at their first use in the prospectus**.**
    - peptides
    - lentiviral
    - neutropenia
    - Cytokine-Release Syndrome

Our Product Pipeline, page 2

2. We refer you to your TCR Therapeutic candidate table on page 2. Please revise your development stage marker to reflect that certain target indications are further or less developed than other target indications in their respective development stage. In this regard, we note the development stage marker is the same for MAGE A-10 TCR (breast or lung cancer) as AFP TCR even though the anticipated IND dates are 2015 and 2016, respectively. Please make any corresponding changes throughout the prospectus.

Risks Associated With Our Business, page 5

3. Please expand the bulleted list to include risks related to:
    *   the unique risks and challenges related to development, approval and manufacture of a gene therapy product; and
    *   the risks posed by the affiliation and shared ownership of intellectual property between Immunocore and the company and potential competition in developing pipeline products.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

4. Please revise your disclosure to explicitly indicate whether you will take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards. To the extent you elect not to take advantage of the extended transition period, disclose that your election is irrevocable. See Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

T-cell therapy is a novel approach to cancer treatment…, page 17

5. Please revise your disclosure to discuss the meaning and significance of "fail-safe tracking."

If product liability lawsuits are brought against us…, page 37

6. Please expand your discussion to disclose the amount of product liability insurance you carry. Also, for any other type of insurance coverage you maintain for other risks discussed in other risk factors, please quantify the amount of insurance you carry.

We have a shared development history with Immunocore Limited…, page 44

7. Please briefly describe and compare the biochemical operation of both soluble TCRs and cellular TCRs. Explain how therapeutic products employing soluble TCRs and cellular TCRs could differ including the indications for which they might be developed. Assuming the registrant develops products using cellular TCRs and Immunocore develops products using soluble TCRs, explain how their future pipelines and prospects could differ.

Use of Proceeds, page 64

8. Please revise your disclosure to provide your best reasonable estimate of the amount of proceeds that will be used for each purpose and how far in the pre-clinical or clinical developmental process you expect the amount of proceeds from this offering will enable you to reach for each of your therapeutic candidates:
    *   to advance and accelerate the clinical development of your MAGE A-10 therapeutic candidate;
    *   to advance and accelerate the clinical development of your AFP TCR therapeutic candidate;
    *   to further develop and enhance your manufacturing capabilities and secure a commercially viable manufacturing platform for all of your TCR therapeutic candidates; and
    *   to advance additional TCR therapeutic candidates into preclinical testing and progress such TCR therapeutic candidates through to clinical trial as quickly as possible.

Selected Consolidated Financial Information, page 71

9. Please revise your income statement data disclosure to provide per share information as required by Item 3.A.2. of Form 20-F.

Research and Development Expenses, page 77

10. Please revise your disclosure to disclose the costs incurred during each period presented and to date for each of your research and development projects. If you do not maintain any research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project and provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on each of your projects.

Valuation of Share Price, page 85

11. Please provide us a table that details the terms of all equity issuances, including options, warrants, ordinary shares, preferred shares, and convertible instruments subsequent to June 30, 2014. The terms should include the number of ordinary shares underlying the instrument, ordinary share fair value on the grant date, and exercise price.

12. In conjunction with the table requested in the previous comment, please address the following:
    *   Tell us the method used to determine the fair value of the ordinary shares;
    *   Tell us when you determined that an IPO was a possibility;
    *   Tell us the fair value of the ordinary shares underlying Series A preferred shares. To the extent you determined that its fair value equaled the preferred stock, tell us

the consideration you gave to the additional rights granted to the Series A preferred shares over the ordinary shares;

- Tell us the factors that contributed to the increase of your ordinary share fair value from £14.00 on April 30, 2014 to £35.57 on September 23, 2014, then to £39.00 on December 19, 2014, other than the GSK agreement; and

- Once you have disclosed an estimated offering price, describe the factors that contributed to the differences between recent valuations of your ordinary shares leading up to the IPO and the estimated offering price.

13. In the second full paragraph on page 86 you disclose that you obtained the fair value of ordinary shares underlying option grants from an independent third-party valuation firm. Please name the valuation firm and provide their consent as required by Rule 436 of the Securities Act Regulations. Otherwise, if you determined the fair value of the underlying ordinary shares and in doing so considered or relied in part upon a report of a third party valuation firm, please revise your disclosure to so state. Refer to Question 233.02 of the Compliance and Disclosure Interpretations related to Securities Act Rules.

Delivery of TCR Therapeutic Candidates to Patients, page 97

14. Please expand your disclosure regarding any manufacturing agreements with Progenitor Cell Therapy LLC to provide the material terms of each agreement such as each party's rights and obligations, the duration of the agreement, minimum purchase obligations, termination provisions and any payment provisions. Also, please file the agreements as exhibits.

Synovial Sarcoma Trial, page 100

15. We note your illustration on the top of page 102. Please expand your disclosure to explain the images as they relate to the complete response in your graphics.

The GSK Strategic Collaboration, page 109

16. Please clarify in your discussion of the GSK Strategic Collaboration Agreement, whether the $350 million in potential milestones relates to each peptide candidates or the five potential candidates in the aggregate. In addition, please clarify the geographic scope of the licensed candidate.

ThermoFisher Scientific, page 110

17. With respect to your license and sublicense agreements with ThermoFisher Scientific, please revise your disclosure to explain the meaning and significance of a "field-based" exclusive license. Please include all material rights and obligations, payment provisions and any amounts paid to date, duration and termination. If the payment provisions include royalties, please disclose the royalty rates payable.

18. With respect to your research and supply agreement with ThermoFisher Scientific, please expand your disclosure to provide the material terms of the agreement, including each party's material rights and obligations, termination provisions and any payment provisions. Also, please file the agreement as an exhibit.

AFP, page 112

19. Your reference to the patent application in the first sentence is to NY-ESO. Please review this reference as it appears the reference should be to AFP.

Employment Agreements, page 127

20. Please file the Employment or Service Agreements, respectively, entered into with the Company and each of Mr. Noble, Dr. Martin, Dr. Binder-Scholl and Dr. Harrison as exhibits to the registration statement, in accordance with Item 601 of Regulation S-K.

Joint Research Collaboration Agreement, page 144

21. Please clarify whether the Joint Research Collaboration Agreement is the Target Collaboration Deed filed as Exhibit 10.11, or in the alternative, please describe the material terms of the Target Collaboration Deed and file the Joint Research Collaboration Agreement as an exhibit.

Facilities and Services Agreement, page 144

22. Please expand your disclosure to include the termination provisions and duration of the Facilities and Services Agreement.

Index to Financial Statements, page F-1

23. The financial statements you present are those of Adaptimmune Limited. As your reorganization as summarized on page 66 will happen prior to the effectiveness of your registration statement, please revise your filing to include audited financial statements of Adaptimmune Therapeutics Limited. Otherwise tell us why these financial statements are not required and explain to us how you intend to reflect the new equity structure after effectiveness in your filing. Separately reference for us the authoritative guidance you rely upon to support your position.

Consolidated Balance Sheets, page F-5

24. Please tell us whether you plan to recognize deferred revenues included under "trade and other payables" within 12 months of June 30, 2014. If you do not plan to recognize the entire deferred revenues within the 12 months following the most recent balance sheet date, please tell us why it is appropriate to classify it as current liabilities.

3 Revenue & Segmental Reporting, page F-14

25. Please disclose the significant terms of your GSK license and collaboration agreement, including rights and obligations of both parties (such as services, upfront payments, milestones payments, and option exercise fees) and duration. In addition, please also describe how you are recognizing the payments received, including how you allocated the arrangement consideration, including the upfront payment, to multiple deliverables.

4 Expenses, page F-15

26. Please confirm that you have disclosed all material expenditures by nature as required under paragraph 104 of IAS 1 or revise your disclosure to quantify these expenditures (such as those listed on pages 74 through 76).

Other Comments

27. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

28. Please confirm that the graphics currently included in your prospectus are the only graphics you will use. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

29. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

30. We note that you have submitted a request for confidential treatment of portions of certain exhibits. We will provide any comments on your confidential treatment request and the related disclosure in one or more separate comment letters.

You may contact at Mark Brunhofer at (202) 551-3638 or Keira Nakada at (202) 551-3659 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler

cc: Via E-mail
        David S. Bakst
        Mayer Brown LLP